UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 28, 2006]
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-☐

SIGNATURES

SIGNATURES
Date [April 28, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO AND AKER KVAERNER SIGN THE PURCHASE AGREEMENT REGARDING THE
PULPING AND POWER BUSINESS
(Helsinki, Finland, April 28, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso and Aker Kvaerner have signed the final purchase agreement whereby Metso will acquire Aker Kvaerner’s Pulping and Power business. The closing will require relevant regulatory approvals. Metso estimates that the transaction could be finalized and the business transferred to its ownership during the second half of 2006.
The agreed cash and interest-bearing debt-free acquisition price is approximately EUR 335 million. The final transaction value will be based on the balance sheet at the time of the closing. According to Metso’s preliminary estimates the annual cost-based synergies to be derived from the acquisition amount to EUR 15-20 million after the integration and the non-recurring costs arising from the acquisition are less than EUR 10 million.
The acquisition price exceeds the book value of the acquired business by approximately EUR 380 million, of which about one-half will be allocated to intangible assets in accordance with the IFRS principles. The rest will be goodwill. The intangible assets will be annually amortized during their economic useful life, thereby reducing the operating result. The amortization of the intangible assets will have no cash flow effect. Goodwill will not be amortized. Excluding the non-recurring expenses, the acquisition is estimated to enhance Metso’s earnings per share from the closing.
Metso will pay the transaction price from its liquid assets. Due to the acquisition, Metso’s gearing will increase by less than 30 percent.
Aker Kvaerner’s Pulping and Power business has nearly 2,000 employees, with the main operations in Sweden, Finland, USA and Brazil. In 2005, it had net sales of EUR 565 million and recorded EUR 35 million operating profit after Aker Kvaerner’s corporate allocations.
The acquisition will complement Metso’s product and service offering. Following the successful completion of the transaction, Metso will be able to deliver all core processes for modern pulp mills. The demand for large chemical pulp mill processes has developed favorably in recent years, especially in South America and Asia.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Risto Hautamäki, President, Metso Paper, tel. +358 204 84 3101
Arto Aaltonen, Executive Vice President, Metso Paper, tel. +358 204 84 3202
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
.